                                            Filed by Archstone Communities Trust
                           Pursuant to Rule 425 under the Securities Act of 1933


                    Subject Companies: Charles E. Smith Residential Realty, Inc.
                                                    Commission Filed No. 1-13174
                                                                             and
                                        Charles E. Smith residential Realty L.P.
                                                                File No. 0-25968

ON MAY 4, 2001, GARDEN TRUST AND SKYLINE, INC. ISSUED THE FOLLOWING JOINT PRESS
RELEASE:

                                        Charles E. Smith
       ARCHSTONE                        ----------------
                                       RESIDENTIAL REALTY
        [LOGO]
                                            [LOGO]

News Release

Investor Contacts                               Media Contacts
-----------------                               --------------
Archstone:                   Charles E. Smith:  Archstone:        Charles E. Smith:
Charles E. Mueller, Jr.      Greg Samay         Dana Hamilton     Susan Goyette
800-982-9293 . 303-708-5959  703-769-1069       303-708-5977      703-769-6746

        Archstone Communities and Charles E. Smith Residential Realty
                           Announce Merger Agreement
         Strategic Combination Creates $9.3 Billion Apartment Company;
     Strengthens Presence in the Nation's Most Desirable Protected Markets

DENVER, COLO. and ARLINGTON, VA. --  May 4, 2001 -- Archstone Communities (NYSE:
ASN) and Charles E. Smith Residential Realty (NYSE: SRW) today announced that they have agreed to merge, creating a company with a strong presence in the nation's most desirable protected markets. Upon completion of the transaction-- which was unanimously approved by the Boards of both companies--the combined company will own 87,456 units, including 4,899 units under construction. Based on yesterday's closing prices, the combined entity would have a total market capitalization of $9.3 billion. The combined entity will operate under the name Archstone-Smith Trust, and will use the Smith Residential brand name for its high-rise portfolio; the Archstone brand name will be used for all other communities.

"The combination of Archstone and Smith Residential brings together two of the most respected brands in the apartment industry, creating a company with unmatched reach, resources and opportunity," said R. Scot Sellers, Archstone's chairman and chief executive officer. "Our complementary platforms will significantly enhance our combined long-term growth rate and allow us to extend the company's urban high-rise expertise into attractive markets, including Manhattan, Los Angeles, San Francisco and Seattle. The expansion of our high-rise portfolio will create substantial incremental value for the shareholders of both companies."

Archstone-Smith will own and operate an exceptional apartment portfolio, with more than 70% of its investments concentrated in the nation's most desirable protected markets, including the Washington, D.C. metropolitan area, Boston, Chicago, the San Francisco Bay area, Southern California, Southeast Florida and Seattle.

The total market value of the transaction is approximately $3.6 billion. For each Smith Residential share held, a shareholder will receive 1.975 shares of Archstone-Smith. The exchange ratio is not subject to change and there is no collar or minimum trading price for the shares. As part of the transaction, Archstone will convert to an UPREIT structure. The transaction is structured to qualify as a tax-free merger. Archstone-Smith's dividend will remain at Archstone's annualized level of $1.64 per share. The transaction is expected to

                                     -more-

Archstone and Charles E. Smith Announce Merger
Page 2

close in September 2001, subject to the approval of shareholders of both companies, the partners of Charles E. Smith's Operating Partnership and other customary conditions.

"Long-term value in the apartment business is created through the ownership of assets in excellent locations in supply-constrained markets combined with an outstanding customer-focused operating team," said Robert H. Smith, chairman of Smith Residential. "These are the principles upon which Charles E. Smith was founded and operated successfully for over 50 years. We are very fortunate that Archstone shares our values and approach to this business. We are extremely excited about our future together and the value the new company will create for our shareholders, employees--and the residents we serve."

The combined entity will operate from corporate headquarters in Denver, with divisional offices in Arlington, Va., Irvine, Calif., and Atlanta. Upon completion of the merger, Mr. Smith, Robert P. Kogod and Ernest A. Gerardi, Jr. will join Archstone-Smith's Board of Trustees; Mr. Smith and Mr. Kogod will also serve on Archstone-Smith's Executive Committee. Mr. Sellers will serve as chairman and chief executive officer of the combined company; Mr. Smith will serve as chairman of the Charles E. Smith Division. In addition, Richard A. Banks will serve as president of the combined company's Western Division, J. Lindsay Freeman will serve as the president of the combined company's Eastern Division, and W.D. (Denny) Minami will serve as president of the combined company's Charles E. Smith Division. Charles E. Mueller, Jr. will serve as Archstone-Smith's CFO.

In light of today's announcement, Smith Residential's Board of Directors has postponed its annual meeting of shareholders, which had been scheduled for May 22, 2001. Smith Residential shareholders will be notified of the rescheduled date of the meeting.

Archstone's and Smith Residential's senior management will host a joint conference call to discuss the merger transaction today, May 4, 2001, at 11 a.m. EDT. In addition, Archstone will release its first quarter 2001 financial results before the open of market.

For live listen-only access to the call:
----------------------------------------

 .  Conference call dial-in: Toll-free (888) 423-3280.

 .  Webcast: At www.Archstonecommunities.com. Select "Investors" and follow the
               ----------------------------
instructions.

To hear a replay of the call:
-----------------------------

 .  Webcast replay: At www.Archstonecommunities.com. Select "Investors." The call
                      ----------------------------

   will be archived Until Monday, May 14, 2001.

 .  Conference call replay: Call toll-free (800) 475-6701 (access code 584555).
   The call replay will be available beginning at 5 p.m. EDT on May 4, 2001 through May 11, 2001 at 11:59 p.m. EDT.

                                     -more-

Archstone and Charles E. Smith Announce Merger
Page 3

Archstone Communities is a leading real estate operating company focused on the operation, development, redevelopment, acquisition and long-term ownership of apartment communities in protected markets throughout the United States. With a current total market capitalization of $5.8 billion, Archstone has a strategic national presence with 194 communities representing 59,650 units, including 3,807 units in its development pipeline, as of March 31, 2001, in markets that include 31 of the nation's 50 largest metropolitan markets. Archstone's press releases are available by calling (800) 982-9293 or by visiting its web site at www.archstonecommunities.com.

Smith Residential is a leader in providing urban living solutions in selected American cities. The company is a self-managed real estate investment trust that develops, acquires, owns, leases, and manages multifamily residential rental properties. The Company is based in Arlington, Virginia, with operations in Washington, D.C., Northern Virginia, Chicago, Boston, and Southeast Florida. As of March 31, 2001, the company owned or had an interest in a portfolio of over 30,000 apartments. Total capitalization of the company, including its operating partnership, exceeds $3 billion. Investor information, including press releases about Smith Residential, is available on the Company's web site at www.charlesesmith.com and also through PR Newswire's Company News on Call by fax at 1-800-758-5804, ext. 101271, or at www.prnewswire.com.

                                     # # #

Archstone Communities Trust and Charles E. Smith Residential Realty, Inc., urge you to read the important information contained in the joint proxy statement prospectus, when it becomes available, regarding the proposed business combination transactions referenced in this press release. Registration statements related to the Archstone and Archstone-Smith securities to be issued in the merger of Smith Residential with and into Archstone-Smith and in the merger of Charles E. Smith Residential Realty L.P. with and into Archstone have not yet been filed with the Securities and Exchange Commission (SEC). You may obtain a free copy of the joint proxy statement/prospectus included as part of the registration statement, when it is available, and other documents filed by Archstone, Archstone-Smith, Smith Residential, and Smith Residential, L.P., respectively, with the SEC (including the documents incorporated by reference into the joint proxy statement/prospectus) at the SEC's web site at www.sec.gov. Shareholders of Archstone may also obtain a free copy of the joint proxy statement/prospectus and these other documents by directing a request to Archstone Communities Trust, 7670 S. Chester St., Suite 100, Englewood, CO 80112, Attention: Julie Brubaker, or by calling (800) 982-9293. Shareholders of Smith Residential and partners of Smith Residential L.P. may also obtain a free copy of the joint proxy statement/prospectus and these other documents by directing a request to Charles E. Smith Realty Inc., 2345 Crystal Drive, Arlington, VA 22202, Attention: Greg Samay, or by calling (703) 769-1069.

Pursuant to Instruction 3 of Item 4 of Schedule 14A, the participants in the solicitation include Archstone, its trustees, Smith Residential, its directors, and may include their respective executive officers. Information concerning the Archstone trustees and executive officers in Archstone and their direct and indirect interests in Archstone is contained in its proxy statement for its annual meeting of shareholders dated March 30, 2001. Information concerning the directors of Charles E. Smith and their direct and indirect interests in Smith Residential is contained in its proxy statement for its annual meeting of shareholders, dated April 13, 2001. As of the date of this communication, none of the foregoing participants beneficially owned in excess of 1% of the Smith Residential Common Shares, except Robert H. Smith (a director and executive officer) and Robert P. Kogod (a director and executive officer). As of the date of this communication, none of the forgoing participants beneficially owned in excess of 1% of Archstone Common Shares.

The securities may not be sold, nor may offers to buy be accepted, prior to the time the registration statements become effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitations or sale would be unlawful prior to the registration or qualification under the securities laws of any such state.

In addition to historical information, this press release contains forward-looking statements under the federal securities laws. These statements are based on current expectations, estimates and projections about the industry and markets in which Archstone and Smith Residential operate, managements' beliefs and assumptions made by managements. While managements of Archstone and Smith Residential believe that the assumptions underlying the forward-looking statements are reasonable, such statements are necessarily subject to uncertainties and may involved certain risks, many of which are difficult to predict and beyond the control of management. As a result, forward-looking statements are not guarantees of future performance and involve certain risks and uncertainties which are difficult to predict. Actual operating results may differ materially from what is expressed or forecasted in this press release. See "Risk Factors" in Archstone's 2000 Annual Report on Form 10K and Smith Residential's 2000 Annual Report on Form 10K, both of which are on file with the SEC, for certain factors which could affect Archstone's and Smith Residential's future financial performance.

       [The following slide presentation accompanied the press release]

                                                  Charles E. Smith
       ARCHSTONE                                 ------------------
                                                 RESIDENTIAL REALTY
         [LOGO]
                                                      [LOGO]

                              Archstone - Smith
                        Merger Transaction Announcement
                                  May 4, 2001

Archstone - Smith merger benefits

Tremendous strategic opportunity




 .  Creates pre-eminent apartment company

   -  Concentrated in nation's most desirable protected markets

 .  Enhances national development capability

 .  Combines the two most distinctive brands in the apartment industry

 .  Significantly enhances liquidity and broadens shareholder base

 .  Complementary business strategies facilitate integration

Archstone - Smith merger

Powerful growth fundamentals


 .  Stronger sustainable growth rate

   -  Strong internal growth - 8.3% weighted average NOI growth in Q1 2001

   -  Complementary development platform

   -  Substantial corporate efficiencies of $7 - $8 million annually

 .  Extends high-rise platform nationally

   -  Manhattan

   -  San Francisco

   -  Los Angeles

   -  Seattle

 .  Internally funded expansion opportunities

   -  Archstone's capital recycling experience

   -  $1.5 billion of non-core assets remaining

Archstone - Smith company profile

Apartment communities/1/                     255

Apartment units/1/                           87,456

Employees                                    3,000+

Total capitalization                         $9.3 billion
 - Fourth largest in REIT industry

Equity capitalization                        $5.7 billion
 - Second-largest apartment company

Estimated annual revenues                    $1.1 billion

(1) Includes operating communities & communities under construction

[Also included on this page are photographs of six properties]

Best national portfolio in the apartment industry

Top six markets comprise over 70% of total portfolio/1/

[Included on this page is a bar chart showing the percentage of the total portfolio of the combined company located in its six largest markets]


          Market                            % of total portfolio
          ------                            --------------------
          Washington, D.C. Metro Area                29%
          Southern California                        11%
          San Francisco Bay Area                     10%
          Chicago                                     8%
          Southeast Florida                           8%
          Boston                                      5%

(1) Represents operating communities and communities under construction, based on net operating income

Merger creates pre-eminent apartment company

% of combined portfolio by market/1/

[Included on this page is a map of the United States showing the corporate headquarters, divisional offices, locations with greater than 4% of total portfolio, and locations with between 2% - 4% of total portfolio]

 .    Corporate headquarters
     -    Denver, Colorado

 .    Divisional offices
     -    Arlington, Virginia
     -    Irvine, California
     -    Atlanta, Georgia

 .    Greater than 4% of total portfolio
     -    Boston (5%)
     -    Chicago (8%)
     -    San Francisco Bay Area (11%)
     -    Southeast Florida (8%)
     -    Southern California (10%)
     -    Washington, D.C. Metro Area (29%)

 .    2% - 4% of total portfolio
     -    Atlanta (3%)
     -    Denver (3%)
     -    Phoenix (2%)
     -    Raleigh (2%)
     -    Seattle (4%)

(1) Includes operating communities and communities under construction, based on net operating income

Archstone - Smith

Merger transaction details

Combined company             Archstone converts to UPREIT structure;
                             Charles E. Smith assets merged in

Exchange ratio               1.975 Archstone shares for each
                             Charles E. Smith share

Imputed cap rate             7.5% for Charles E. Smith assets
    Assumptions                - $29.31 Archstone NAV per share
                               - Market NOI growth rates

Operational efficiencies     $7 - $8 million annually

2002 FFO                     $2.45 - $2.52 per share

Financial reporting          Focus on earnings per share; adopt Charles E. Smith
                             accounting policies for make-ready capitalization

Archstone - Smith

Deep and experienced management team

  Additions to Existing Board             Robert H. Smith, Robert P. Kogod &
                                          Ernest A. Gerardi, Jr.

  R. Scot Sellers                         Chairman and Chief Executive Officer

  Robert H. Smith                         Chairman - Charles E. Smith Division

  Charles E. Mueller, Jr.                 Chief Financial Officer

  Richard A. Banks                        President - West Division

  J. Lindsay Freeman                      President - East Division

  Wesley D. Minami                        President - Charles E. Smith Division

  Dana K. Hamilton                        Executive Vice President - National
                                          Operations

  Daniel E. Amedro                        Chief Information Officer

  Caroline Brower                         Secretary and General Counsel

      Archstone - Smith

      Strong balance sheet and financial flexibility

      Total market capitalization                             $9.3 billion

      Equity market capitalization                            $5.7 billion

      Total existing lines of credit                          $994 million

        - Drawn                                               $188 million

        - Available capacity                                  $806 million

      2001 ratios (pro forma)

        - Interest coverage                                    3.2x

        - Fixed charge coverage/1/                             2.6x

        - Total debt to total book capitalization              42%

        - Total debt to total market capitalization            39%


      (1) Includes interest expense and preferred stock/unit dividends

Archstone - Smith

Market capitalization analysis/1/

[Included on this page is a bar chart showing the market capitalization components of Archstone, Charles E. Smith and Archstone - Smith broken down by Preferred, Secured Debt, Unsecured Debt and Equity]

$ in billions

                        Archstone  Charles E. Smith  Archstone - Smith
                        ---------  ----------------  -----------------

      Preferred           $0.4           $0.4               $0.8

      Secured Debt        $0.8           $1.3               $2.1

      Unsecured Debt      $1.4           $0.1               $1.5

      Equity              $3.1           $1.8               $4.9
                          ----           ----               ----

      Total               $5.7           $3.6               $9.3
                          ====           ====               ====

(1) Based on closing prices as of May 3, 2001

Archstone - Smith merger

Proposed timeline

Board approval                                  May 3, 2001

Public announcement                             May 4, 2001

File joint proxy statement with SEC             May/June 2001

Mail joint proxy statement to shareholders      July/August 2001

Shareholder vote / closing                      August/September 2001

                                            Charles E. Smith
       ARCHSTONE                         ---------------------
                                          RESIDENTIAL REALTY
        [LOGO]
                                               [LOGO]